SEC EDGAR Submission Header Summary

Submission Type	8-K
Exchange	NYSE
Sub Filer Id	0000043704
Sub Filer Ccc	hf@s2mrw
Item Ids	2.02
	9.01
Reporting Period	05-03-2006
Global Enclosed File Count	1
Internet Address	bugbee@greenmountainpower.biz
	collins@greenmountainpower.biz
	emurphy@hunton.com
	griffin@greenmountainpower.biz
	haddad@greenmountainpower.biz
	lucia@greenmountainpower.biz
	rendall@greenmountainpower.biz
	sducharme@hunton.com

Documents

8-K		**form_8k1stqtrearnings.htm**
		Form 8-K 1st Quarter 2006 Earnings Release

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubFiler_filerId_">
      <value>0000043704</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>hf@s2mrw</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>2.02</value>
    </field>
    <field sid="SubItem_itemId_1">
      <value>9.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>05-03-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>1</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>form_8k1stqtrearnings.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>Form 8-K 1st Quarter 2006 Earnings Release</value>
    </field>
    <data sid="data1">
      <filename>form_8k1stqtrearnings.htm</filename>
      <mimedata>
      </mimedata>
    </data>
  </page>
  <page sid="PAGE3">
    <field sid="SubInternet_internetAddress_">
      <value>bugbee@greenmountainpower.biz</value>
    </field>
    <field sid="SubInternet_internetAddress_1">
      <value>collins@greenmountainpower.biz</value>
    </field>
    <field sid="SubInternet_internetAddress_2">
      <value>emurphy@hunton.com</value>
    </field>
    <field sid="SubInternet_internetAddress_3">
      <value>griffin@greenmountainpower.biz</value>
    </field>
    <field sid="SubInternet_internetAddress_4">
      <value>haddad@greenmountainpower.biz</value>
    </field>
    <field sid="SubInternet_internetAddress_5">
      <value>lucia@greenmountainpower.biz</value>
    </field>
    <field sid="SubInternet_internetAddress_6">
      <value>rendall@greenmountainpower.biz</value>
    </field>
    <field sid="SubInternet_internetAddress_7">
      <value>sducharme@hunton.com</value>
    </field>
    <check sid="SubFlag_overrideInternetFlag_">
      <value>off</value>
    </check>
  </page>
  <page sid="PAGE4">
  </page>
  <page sid="PAGE6">
  </page>
  <page sid="PAGE7">
  </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act Of 1934

May 3, 2006
Date of Report (Date of earliest event reported)

GREEN MOUNTAIN POWER CORPORATION
(Exact name of registrant as specified in its charter)

VERMONT
(State of other jurisdiction of incorporation)

1-8291	**03-0127430**
(Commission File Number)	(IRS Employer Identification Number)

163 ACORN LANE
COLCHESTER, VT 05446
(Address and zip code of principal executive offices)

(802) 864-5731
(Registrant's telephone number, including area code)

N/A
(Former name of former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On May 3, 2006, the Green Mountain Power Corporation issued a press release regarding its earnings for the three months ended March 31, 2006. A copy of this release is being furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) *Exhibits.*

Exhibit	Description
99.1	Press release announcing earnings for the three months ended March 31, 2006, furnished pursuant to Item 2.02.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREEN MOUNTAIN POWER CORPORATION
(Registrant)

Date: May 3, 2006

By: /s/ Dawn D. Bugbee

Name: Dawn D. Bugbee

Title: Vice President, Chief Financial Officer

(principal accounting officer)

Exhibit Index

Exhibit	Description
99.1	Press release announcing earnings for the three months ended March 31, 2006, furnished pursuant to Item 2.02.

EXHIBIT 99.1

COLCHESTER, VT . . . Green Mountain Power Corporation (NYSE: GMP) today announced consolidated earnings of $0.68 per share of common stock, diluted, for the first quarter of 2006, compared with consolidated earnings of $0.56 per share, diluted, for the same period in 2005.

"First quarter earnings reflected the sale of excess energy into a strong wholesale market that offset the impact of reduced retail sales to customers," said Christopher L. Dutton, President and Chief Executive Officer. "Gross margins improved as we managed our power portfolio well, selling excess power while wholesale market prices were high. We expect diluted earnings per share from continuing operations for 2006 to range between $2.00 and $2.19, about flat compared with the previous year."

Company operating revenues increased by $2.7 million while power supply expenses increased by $86,000 in the first quarter of 2006 compared with the same period last year. The increase in operating revenues resulted from the sale of excess electricity at prices above our underlying costs to purchase or generate the energy. The Company's power supply resources exceeded customer demand during the first quarter of 2006 due to an unusually mild and wet winter and because the Company elected to exercise contract rights to increase deliveries at below market prices from one of its suppliers during 2006. The minimal increase in power supply costs in 2006 resulted from added precipitation-based production by Company hydro power plants (which produced low-cost electricity) that replaced higher priced market purchases made during the first quarter of 2005, and offset most of the increased costs from other energy contracts in 2006.

Total operating revenues increased by $2.7 million in the first quarter of 2006, compared with the same period last year, as a $3.2 million increase in wholesale revenues was offset slightly by a $470,000 decrease in retail revenues. Wholesale revenues increased because the Company sold the excess supplies discussed above in the wholesale energy market. The Company sold some of its expected energy deliveries for March 2006 late last year when prices were very high, which added an estimated $0.12 to earnings in the first quarter of 2006. Retail revenues declined, reflecting reduced residential and commercial/industrial sales of electricity that decreased by 2.6% when compared to the same period in 2005 as a result of the mild winter. The decrease in retail revenues was partially offset by a 0.9 percent rate increase previously authorized by the Vermont Public Service Board that generated $500,000 in additional revenues during 2006.

In the first quarter of 2006, power supply expenses increased by $86,000 compared with the first quarter of 2005. Additional purchases from independent power producers and under our contract entitlements in 2006 were offset by greater production from Company-owned hydro facilities that replaced energy purchased in the wholesale energy markets during 2005.

Increased transmission and other operating expenses in 2006 offset some of the benefits of higher gross margins (revenues less power supply expenses) in 2006, compared with 2005. Transmission expenses increased by $759,000 during the first quarter of 2006 compared with the first quarter of 2005 due to increases in Vermont transmission investment and in our share of Vermont transmission expenses because our loads have increased relative to other Vermont utilities. Other operating expenses increased $575,000 in the first quarter of 2006 compared with the same period last year as a result of higher distribution and customer account expenses.

Green Mountain Power Corporation

Quarterly Earnings Summary
Three Months Ended
March 31

	2006	2005
	in thousands except per share amounts	
Retail revenues	$ 53,950	$ 54,420
Wholesale revenues	7,026	3,828
Total operating revenues	$ 60,976	$ 58,248
Net income	$ 3,612	$ 2,979
Net income-continuing operations	3,536	2,981
Net income(loss)-discontinued operations	76	(2)
Basic earnings per share-continuing operations	$ 0.68	$ 0.58
Basic earnings per share-discontinued operations	0.01	-
Basic earnings per Common share	$ 0.69	$ 0.58
Diluted earnings per share-continuing operations	$ 0.67	$ 0.56
Diluted earnings per share-discontinued operations	0.01	-
Fully diluted earnings per common share	$ 0.68	$ 0.56
Dividends declared per share	$ 0.28	$ 0.25
Weighted average shares of common stock outstanding-Basic	5,243	5,160
Weighted average shares of common stock outstanding-Diluted	5,319	5,301

Certain statements in this press release may be forward-looking in nature, or "forward-looking" statements as defined in the United States Securities Litigation Reform Act of 1995. Actual results may differ from those expressed or implied in forward-looking statements. The forward-looking statements contained in this press release are subject to a number of factors and uncertainties, including regulatory and judicial decisions or legislation, changes in regional market and transmission rules, energy supply and demand and pricing, contractual commitments, availability, terms and use of capital, general economic and business environment, changes in technology, nuclear and environmental issues, industry restructuring and cost recovery (including stranded costs, and weather), and other factors and uncertainties disclosed from time to time in our filings with the Securities and Exchange Commission. Any forward-looking statements in this press release should be evaluated in light of these important factors and uncertainties. The Company disclaims any obligation to update any information in this press release.

-- 30 --

For further information, please contact Dorothy Schnure, Manager of Corporate Communications, at 802-655-8418 or Dawn Bugbee, Vice President and Chief Financial Officer, at 802-655-8768.